MANAGEMENT'S REPORT TO SHAREHOLDERS

Management’s Responsibility for the Consolidated Financial Statements
The Consolidated Financial Statements and the notes to the Consolidated Financial Statements are the responsibility of the management of Pengrowth Energy Corporation. They have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board which have been adopted in Canada. Financial information that is presented in the Management Discussion and Analysis is consistent with the Consolidated Financial Statements.
In preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependant on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying Consolidated Financial Statements.
Management is responsible for the reliability and integrity of the Consolidated Financial Statements, the notes to the Consolidated Financial Statements, and other financial information contained in this report. In order to ensure that management fulfills its responsibilities for financial reporting, we have established an organizational structure that provides appropriate delegation of authority, division of responsibilities, and selection and training of properly qualified personnel. Management is also responsible for the development of internal controls over the financial reporting process.
The Board of Directors ("the Board") is assisted in exercising its responsibilities through the Audit and Risk Committee ("the Committee") of the Board, which is composed of four independent directors. The Committee meets regularly with management and the independent auditors to satisfy itself that management’s responsibilities are properly discharged, to review the Consolidated Financial Statements and to recommend approval of the Consolidated Financial Statements to the Board.
Management’s Assessment of Internal Control Over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The internal control system was designed to provide reasonable assurance to Management regarding the preparation and presentation of the Consolidated Financial Statements.
Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the design and effectiveness of internal control over financial reporting as at December 31, 2018. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control - Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Based on our evaluation, Management has concluded that internal control over financial reporting was effective as at December 31, 2018.
KPMG LLP, the independent auditors appointed by the shareholders, have audited Pengrowth Energy Corporation’s Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and provided an independent professional opinion. The auditors have full and unrestricted access to the Committee to discuss the audit and their related findings as to the integrity of the financial reporting process.

/s/ Peter D. Sametz	/s/ Christopher G. Webster

Peter D. Sametz	Christopher G. Webster
President and Chief Executive Officer	Chief Financial Officer
Pengrowth Energy Corporation	Pengrowth Energy Corporation

March 5, 2019

PENGROWTH 2018 Financial Results	1

KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Pengrowth Energy Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Pengrowth Energy Corporation (the “Company”) and subsidiaries, as of December 31, 2018 and 2017, the related consolidated statements of income (loss), shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has significant uncertainties relating to its ability to meet its financial obligations on scheduled debt maturities and comply with certain debt covenants that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

PENGROWTH 2018 Financial Results	2

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 1988.
Calgary, Canada
March 5, 2019

PENGROWTH 2018 Financial Results	3

KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Pengrowth Energy Corporation
Opinion on Internal Control Over Financial Reporting
We have audited Pengrowth Energy Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, and the related consolidated statements of income (loss), shareholders’ equity, and cash flows for the years then ended, and related notes (collectively, the consolidated financial statements), and our report dated March 5, 2019 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions

PENGROWTH 2018 Financial Results	4

are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants
Calgary, Canada
March 5, 2019

PENGROWTH 2018 Financial Results	5

PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)

		As at	As at
	Note	December 31, 2018	December 31, 2017
ASSETS
Current Assets
Cash and cash equivalents		$0.6	$1.1
Accounts receivable		42.8	92.9
Fair value of risk management contracts	16	3.5	—
Other assets	4	33.8	36.8
Assets held for sale	5	16.0	—
		96.7	130.8
Fair value of risk management contracts	16	4.5	1.9
Other assets	4	86.2	99.8
Property, plant and equipment	5	1,074.2	1,104.2
Exploration and evaluation assets	6	82.6	232.0
Deferred income taxes	10	—	342.2
TOTAL ASSETS		$1,344.2	$1,910.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable		$72.7	$136.2
Fair value of risk management contracts	16	4.2	40.0
Current portion of long term debt	7	232.9	—
Current portion of provisions and other liabilities	9	39.7	35.2
Liabilities associated with assets held for sale	9	16.0	—
		365.5	211.4
Fair value of risk management contracts	16	—	18.6
Long term debt	7	481.7	610.5
Provisions and other liabilities	9	245.1	264.2
		1,092.3	1,104.7
Shareholders' Equity
Shareholders' capital	11	4,838.1	4,829.7
Contributed surplus		9.9	13.3
Deficit		(4,596.1)	(4,036.8)
		251.9	806.2
Commitments and contingencies	18, 19
Future Operations	1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,344.2	$1,910.9
See accompanying notes to the Consolidated Financial Statements.
Approved on behalf of the Board of Directors of Pengrowth Energy Corporation

Director	Director

PENGROWTH 2018 Financial Results	6

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Stated in millions of Canadian dollars, except per share amounts)

		Year ended December 31
	Note	2018	2017
REVENUES
Oil and gas sales	13	$532.2	$673.4
Royalties, net of incentives		(24.2)	(45.8)
		508.0	627.6
Commodity risk management gains (losses)
Realized gain (loss) on commodity risk management	16	(67.5)	(19.8)
Change in fair value of commodity risk management contracts	16	35.6	14.2
		476.1	622.0
EXPENSES
Operating		79.5	217.5
Diluent and other purchases		229.5	163.5
Transportation		22.7	27.1
General and administrative		34.7	61.5
Depletion, depreciation and amortization	5	162.3	207.6
Impairment	5, 6	91.0	634.4
		619.7	1,311.6
OPERATING INCOME (LOSS)		(143.6)	(689.6)

Other (income) expense items
(Gain) loss on disposition of properties		1.0	62.6
Unrealized foreign exchange (gain) loss	17	14.9	(51.4)
Realized foreign exchange (gain) loss	17	(0.8)	38.4
Interest and financing charges	7	49.8	70.7
Restructuring costs		0.4	37.0
Loss on extinguishment of debt		—	56.7
Accretion	9	7.0	11.4
Other (income) expense		1.2	(7.4)
INCOME (LOSS) BEFORE TAXES		(217.1)	(907.6)
Deferred income tax (recovery) expense	10	342.2	(223.8)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		($559.3)	($683.8)
NET INCOME (LOSS) PER SHARE	15
Basic		($1.01)	($1.24)
Diluted		($1.01)	($1.24)
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2018 Financial Results	7

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)

		Year ended December 31
	Note	2018	2017
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		($559.3)	($683.8)
Non-cash items
Depletion, depreciation, amortization and accretion	5, 9	169.3	219.0
Impairment	5, 6	91.0	634.4
Deferred income tax (recovery) expense	10	342.2	(223.8)
Unrealized foreign exchange (gain) loss	17	14.9	(51.4)
Change in fair value of commodity risk management contracts	16	(35.6)	(14.2)
Share based compensation	12	4.8	4.9
(Gain) loss on disposition of properties	5, 6	1.0	62.6
Onerous lease contracts	9	3.6	26.5
Other items		3.6	0.9
Onerous office lease payments	9	(4.9)	—
Loss on extinguishment of debt	7	—	56.7
Foreign exchange derivative settlements	16	—	37.6
Interest and financing charges	7	49.8	70.7
Expenditures on remediation	9	(23.2)	(15.9)
Change in non-cash operating working capital	14	(25.5)	18.2
Cash flow from operating activities		31.7	142.4
FINANCING
Long term debt (repayment)	7	64.5	(937.2)
Convertible debentures repayment	7	—	(126.6)
Foreign exchange derivative settlements	16	—	(37.6)
Interest and financing charges paid	7	(55.9)	(100.8)
Cash flow from financing activities		8.6	(1,202.2)
INVESTING
Capital expenditures		(65.4)	(117.9)
Property acquisitions		(0.2)	(0.1)
Proceeds on property dispositions		23.0	910.2
Withdrawals from/(contributions to) remediation trust fund		12.3	(10.5)
Change in non-cash investing working capital	14	(10.5)	(7.5)
Cash flow from investing activities		(40.8)	774.2
CHANGE IN CASH AND CASH EQUIVALENTS		(0.5)	(285.6)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1.1	286.7
CASH AND CASH EQUIVALENTS AT END OF YEAR		$0.6	$1.1
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2018 Financial Results	8

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)

		Year ended December 31
	Note	2018	2017
SHAREHOLDERS' CAPITAL	11
Balance, beginning of year		$4,829.7	$4,815.1
Exercise of share based compensation awards		8.4	14.6
Balance, end of year		4,838.1	4,829.7

CONTRIBUTED SURPLUS
Balance, beginning of year		13.3	22.9
Share based compensation	12	5.0	5.0
Exercise of share based compensation awards		(8.4)	(14.6)
Balance, end of year		9.9	13.3

DEFICIT
Balance, beginning of period		(4,036.8)	(3,353.0)
Net income (loss)		(559.3)	(683.8)
Balance, end of year		(4,596.1)	(4,036.8)

TOTAL SHAREHOLDERS' EQUITY		$251.9	$806.2
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2018 Financial Results	9

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development and exploration of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.
Future Operations
Through 2018, Pengrowth has had discussions with the lead banks in its syndicate regarding a new credit agreement that will permit Pengrowth to access the high yield debt market to refinance substantially all of its existing term notes as further described in Note 7. Pengrowth is also exploring alternative financing arrangements including third party debt providers to refinance its entire debt portfolio. These discussions, if successful, may result in an offer for replacement debt at a higher cost than the current outstanding debt.
Pengrowth engaged Perella Weinberg Partners LP and Tudor, Pickering, Holt & Co ("PWP/TPH") as advisers to assist in exploring financing alternatives. On March 5, 2019, the Board of Directors commenced a formal process with PWP/TPH to explore and develop strategic alternatives (the “Strategic Review”) with a view to strengthening the Corporation's balance sheet and maximizing enterprise value. The Strategic Review is intended to explore a comprehensive range of strategic and transaction alternatives, including a sale, merger or other business combination; a disposition of all or certain assets of the Corporation; recapitalization and refinancing opportunities; sourcing new financing and equity capital; and other alternatives to improve the Corporation's financial position and maximize value. In addition to Pengrowth’s long-life, low-decline assets, the Corporation also has potentially attractive tax attributes that complement its strong base operations. Pengrowth and its advisers expect to actively explore market interest in potential transactions and strategic initiatives with a range of interested parties and capital market participants. There can be no guarantees as to whether the Strategic Review will result in a transaction or the terms or timing of any resulting transaction. Various industry risk factors, including a prolonged or significant decrease in WTI or WCS pricing, could impact the outcome of the Strategic Review Process, Pengrowth’s cash flow, and its ability to address its upcoming debt maturities.
Furthermore, the Corporation is in discussions with the lending syndicate under its $330 million revolving credit facility (the "Credit Facility") on arrangements to extend the maturity date of the Credit Facility through September 30, 2019 to support the Strategic Review. The Corporation's objective is to finalize the extension agreement as soon as possible, and in advance of the current March 31, 2019 maturity date, however, there can be no assurance or guarantee that an extension will be obtained by the Corporation or on what terms.
Due to the rapid deterioration of commodity prices, uncertainty around improvements in global prices, and uncertainty around timing of refinancing of Pengrowth's debt portfolio, there remains a risk around Pengrowth's ability to stay in compliance with its debt covenants at the end of 2019.
As a result, there is significant uncertainty related to these events and conditions that raise substantial doubt about whether the Corporation will continue as a going concern, and therefore, whether it will realize its assets and settle its liabilities in the normal course of business and at the amounts stated in the financial statements. However, management believes that the Corporation will be successful in obtaining alternative debt financing and amending its financial covenants as outlined in Note 8 in a timely manner and, accordingly, has prepared the financial statements on a going concern basis.
Accordingly, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that may be necessary should the consolidated entity not continue as a going concern. At this time, management believes that no asset is likely to be realized for an amount less than the amount at which it is recorded in financial statements as at December 31, 2018.

PENGROWTH 2018 Financial Results	10

Pengrowth continues to generate sufficient cash flow to meet its obligations including interest payments, capital spending and abandonment and remediation expenses and plans to settle the October 2019 term notes with internally generated cash flow.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”).
Pengrowth’s operations are viewed as a single operating segment by the chief operating decision maker (CEO) of the Corporation for the purpose of resource allocation and assessing performance.
The Consolidated Financial Statements were authorized for release by the Board of Directors on March 5, 2019.
Revenue Recognition
Under IFRS 15, revenue from the sale of commodities is calculated by reference to consideration specified in contracts with customers and recognized when control of the product is transferred to the buyer. The nature of each of its performance obligations, including roles of third parties and partners, are evaluated to determine if the Corporation acts as a principal, and therefore recognizes revenue on a gross basis, or as an agent, and therefore recognizes revenue on a net basis. The Corporation acts as the principal when it controls the product delivered before the control passes to its customer.
Pengrowth earns revenue from the following major sources:

•	Sales from the production of, and royalty (and gross overriding royalty) interests in, light oil, natural gas, natural gas liquids, sulphur and from the sale of diluted bitumen and purchased products;

•	Fees charged to third parties for processing and other services (i.e. gas and other product processing, contract operating etc.) provided at facilities where Pengrowth has an ownership interest.
Revenue from the sale of diluted bitumen, light oil, natural gas, natural gas liquids and sulphur is recognized based on the consideration specified in contracts with customers. Pengrowth recognizes revenue when control of the product transfers to the buyer and collection is reasonably assured. This is generally at the point in time when the customer obtains legal title to the product which is when it is physically transferred to the pipeline or other transportation method agreed upon. Revenues from processing activities are recognized over time as processing occurs, and are generally billed monthly. Royalty income is recognized monthly as it accrues in accordance with the terms of the royalty agreements.
When allocating the transaction price realized in contracts with multiple performance obligations over a longer period to multiple performance obligations using relative standalone selling prices, management is required to make estimates of the prices at which Pengrowth would sell the product separately to customers. When making this estimate, management considers market prices and market conditions and cash flows the entity intends to realize based on risk management policies, based on cost and cash flows the entity intends to realize based on risk management policies, based on cost and margin objectives. Pengrowth does not currently have any contracts with multiple performance obligations.
Property, Plant and Equipment (“PP&E”) and Exploration and Evaluation (“E&E”) Assets
Pengrowth capitalizes all costs of developing and acquiring oil and gas properties. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. Pengrowth capitalizes a portion of general and administrative costs and share based compensation expense associated with exploration and development activities. Repairs and maintenance costs are expensed as incurred.
Property, Plant and Equipment
PP&E is stated at cost less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, costs attributable to bringing the asset into operation, the initial estimate of asset retirement obligation and, for qualifying assets, borrowing costs. When

PENGROWTH 2018 Financial Results	11

significant parts of an item of PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.
Exploration and Evaluation Assets
Costs of exploring for and evaluating certain oil and natural gas properties are capitalized within E&E assets. These E&E assets include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. E&E assets do not include costs of general prospecting, or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed as incurred. Interest is not capitalized on E&E assets.
E&E assets are not depleted or depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined. The technical feasibility and commercial viability is generally considered to be determined when proved plus probable reserves are determined to exist and the commercial production of oil and gas has commenced on the license or field. A review of each exploration license or field is carried out, at least annually, to ascertain whether the project is technically feasible and commercially viable. Upon determination of technical feasibility and commercial viability, E&E assets attributable to those reserves are first tested for impairment with the related PP&E CGU and then reclassified from E&E assets to PP&E.
Subsequent Costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.
The carrying amount of any replaced or sold component is de-recognized. The costs of the day-to-day servicing of PP&E are expensed as incurred.
Pengrowth capitalizes a portion of general and administrative costs directly associated with exploration and development activities. Pengrowth capitalizes interest incurred in construction of qualifying assets, if applicable. Qualifying assets are defined by Pengrowth as capital projects that require capital expenditures over a period greater than one year, in order to produce oil or gas from a specific property. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use.
Assets Held for Sale
Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition. For the sale to be highly probable, Management must be committed to sell the asset and an active program to locate a buyer and complete the sale must have been initiated. The asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value and the sale should be expected to be completed within one year from the date of classification. Non-current assets classified as held for sale are measured at the lower of the carrying amount and fair value less costs of disposal, with impairments recognized in the Consolidated Statements of Income (Loss) in the period measured.
Dispositions
Gains or losses are recognized in the Consolidated Statements of Income (Loss) on dispositions of PP&E and certain E&E assets, including asset swaps, farm-out transactions and gross overriding royalty. The gain or loss is measured as the difference between the fair value of the proceeds and the carrying value of the assets disposed, including capitalized future asset retirement obligations and any associated goodwill.
Depletion and Depreciation
The net carrying value of developed or producing fields or groups of fields is depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Pengrowth’s total proved plus probable reserves are estimated by an independent reserve evaluator and represent the "best estimate" of quantities of oil, natural gas and related substances to be commercially recoverable from known accumulations, from a given date forward, based

PENGROWTH 2018 Financial Results	12

on geological and engineering data. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. Properties with no remaining production and reserves are fully depleted in the year that production ceases. Assets under construction are not depleted or depreciated until available for their intended use.
For other assets, depreciation is recognized in the Consolidated Statements of Income (Loss) using either a straight line or declining balance basis over the estimated useful lives of each part of an item of PP&E. The estimated useful lives for other assets for the current and comparative periods are as follows:

-	Office equipment	60 months
-	Leasehold improvements and finance leases	Lease term/Useful life
-	Computers	36 months
-	Motor vehicles	60 months
Depreciation methods, useful lives and residual values are reviewed annually.
Farmouts
Under IFRS, farmouts are considered a disposition of a partial interest in a property. The proceeds on the disposition are generally considered to be the capital spent, or estimated to be spent, by the farmee in order to earn the interest. When the agreed upon work commitment has been completed, the farmee has earned their interest. It is at this stage that Pengrowth records a gain or loss on disposition, as the difference between the estimated capital and the carrying value of the disposed interest, in the Consolidated Statements of Income (Loss).
Leased Assets
Assets held by Pengrowth under leases which transfer to the Corporation substantially all of the risks and rewards of ownership are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
Assets held under other leases are classified as operating leases and are not recognized in the Consolidated Balance Sheets. Payments made under operating leases are recognized in the Consolidated Statements of Income (Loss) on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.
At inception of certain arrangements, the Corporation determines whether such arrangement is or contains a lease. This will be the case if the following two criteria are met:

•	The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

•	The arrangement contains the right to use the asset(s).
Goodwill and Business Combinations
Goodwill may arise on business combinations and represents the excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired assets or company. When the excess is negative, it is recognized immediately in the Consolidated Statements of Income (Loss).
Impairment
Non-Financial Assets
Property, Plant and Equipment
For the purpose of impairment testing, PP&E is grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets - cash generating unit (the “CGU”). CGUs are tested when there is an indication of impairment, such as sustained decreases in commodity prices or significant downward revisions in reserves volumes. An impairment loss is recognized to the extent the carrying value of the CGU exceeds its recoverable amount. Impairment losses are recognized in the Consolidated Statements of Income (Loss).

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The recoverable amount of a CGU is the higher of its value in use and the fair value less costs to sell. In determining the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the cost of capital, which take into account the time value of money and the risks specific to the asset. The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. Undeveloped land, contingent resources and infrastructure may also be considered in the recoverable amount.
Impairment losses in respect of PP&E recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. In such circumstances, the recoverable amount is determined and to the extent the loss is reduced, it is reversed. An impairment loss is reversed only to the lesser of the revised recoverable amount or the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.
Exploration and Evaluation Assets
E&E assets are tested for impairment when there is an indication that a particular E&E project may be impaired and on transfer of E&E to PP&E. Examples of indicators of impairment include a significant price decline over an extended period, the decision to delay or no longer pursue the E&E project, an expiry of the rights to explore in an area, or failure to receive regulatory approval. In addition, E&E assets are assessed for impairment upon their reclassification to producing assets (oil and natural gas interests in PP&E). In assessing the impairment of E&E assets including at the time of transfer, the carrying value of the E&E assets would be compared to their estimated recoverable amount and, in certain circumstances, could be tested in conjunction with PP&E impairment testing of related CGUs. The impairment of E&E assets would be recognized in the Consolidated Statements of Income (Loss).
Financial Assets
The Corporation has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime expected credit losses (“ECLs”). The Corporation measures loss allowances for the amount due from affiliates at an amount equal to the 12-month ECLs. The maximum period considered when estimating ECLs is the maximum contractual period over which the Corporation is exposed to credit risk.
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Corporation expects to receive). ECLs are discounted at the effective interest rate of the financial asset.
Loss allowances for financial assets are deducted from the gross carrying amount of the assets. Impairment losses on financial assets are presented under “other expenses” in the statement of loss and comprehensive loss.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.
Impairment losses on financial assets carried at amortized cost are reversed in the statement of loss and comprehensive loss in subsequent periods if the amount of the loss decreases.
Inventory
Product inventories are valued at the lower of cost and net realizable value on a first-in, first-out weighted average cost basis. The cost of inventory includes all costs incurred in the normal course of business to bring each product to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less any expected selling costs. If the carrying amount exceeds net realizable value, a write-down is recognized. The write-down may be reversed in a subsequent period if circumstances which caused it no longer exist and the inventory is still on hand.
Provisions and other liabilities
Asset Retirement Obligations (“ARO”)
Pengrowth initially recognizes the net present value of an ARO in the period in which it is incurred when a reasonable estimate of the net present value using a risk free rate can be made. The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized asset is depleted on the unit of production method based on proved plus probable reserves. The liability is increased each reporting period due to the passage of time and the amount of such accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO. Management reviews the ARO

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estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimates are recorded as an increase or decrease to the ARO liability with a corresponding change made to the carrying amount of the related asset. In case of assets with no remaining production or reserves, revisions to ARO liability are recorded in the Consolidated Statements of Income (Loss). The carrying amount of both the liability and the capitalized asset, net of accumulated depreciation, are derecognized if the asset is subsequently disposed. The ARO liability is presented as Provisions on the Consolidated Balance Sheets. Refunds of previously paid offshore royalties are recognized as receivables only when production in a field has ceased and as abandonment and decommissioning spending has been incurred.
Pengrowth has placed cash in a segregated, independently managed, remediation trust fund account to fund ARO for the Sable Offshore Energy Project ("SOEP") property. The fund is reflected in Other Assets on the Consolidated Balance Sheets.
Finance Leases
Finance lease transactions are also categorized in Provisions and other liabilities.
Onerous Lease Contracts
The onerous lease obligation relates to excess head office space and an unutilized construction camp at Lindbergh which were recognized as the unavoidable costs of the lease contracts over the remaining term exceeded the economic benefits of the leases. The onerous lease provision is calculated as present value of future lease payments Pengrowth is obligated to make under the lease contracts less any recoveries under current or anticipated sublease agreements over the remaining life of the leases.
Other Liabilities
Pengrowth also categorizes certain cash-settled long term incentive plan ("LTIP") grants within this grouping.
Income Taxes
Income tax (recovery) expense is composed of current and deferred tax. Income tax (recovery) expense is recognized in the Consolidated Statements of Income (Loss) except to the extent that it relates to items recognized directly in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized using the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the Consolidated Financial Statements and their respective tax bases, using substantively enacted income tax rates. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary difference is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on Pengrowth's business plans.
The effect of a change in income tax rates on deferred income tax liabilities and assets is recognized in income in the period the change occurs. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; these reductions are reversed when the probability of future taxable profits improves.
Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.
Share Based Compensation Plans
Pengrowth has a number of share-settled and cash-settled share based compensation plans, which are described in Note 12.

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Share-settled LTIP
Performance Share Units ("PSUs") and Restricted Share Units ("RSUs")
Compensation expense related to PSU and RSU share-settled plans is based on the estimated fair value of the share units at the date of grant. The fair value of the PSUs is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The compensation expenses associated with the share-settled plans are recognized in the Consolidated Statements of Income (Loss) over the vesting period of the plan with a corresponding increase to contributed surplus. Pengrowth estimates the forfeiture rate for each type of share based award at the date of grant. Any consideration received upon the exercise of the awards together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders’ capital at the time of exercise.
Stock option plan
Pengrowth uses the Black-Scholes pricing model to calculate the fair value of stock options granted using an estimated forfeiture rate, volatility, risk free rate and expected life. The fair value is recorded as share-based compensation expense over the vesting period with a corresponding amount reflected in contributed surplus. When stock options are exercised, the cash proceeds along with the amount previously recorded as contributed surplus are recorded as share capital.
Cash-settled LTIP
Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) which vest evenly over a period of three years or less. Furthermore, the independent members of the Board of Directors also receive cash-settled long term incentives called Phantom Deferred Share Units ("Phantom DSUs"). Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) to be paid upon the individual ceasing to be a Director for any reason.
Compensation expense associated with the cash-settled LTIP is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end, including notional dividends, as applicable. This valuation incorporates the period end share price and the number of cash-settled LTIP units outstanding at each period end. Compensation expense is recognized in the Statements of Income (Loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates. The revaluation of the cash-settled LTIP continues until settlement. Pengrowth estimates the forfeiture rate for each type of share based award at the date of grant.
Financial Instruments
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations and foreign currency exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. The Corporation adopted the standard with a date of initial application of January 1, 2018. This standard replaced IAS 39 Financial Instruments: Recognition and Measurement.
IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale. Under IFRS 9, on initial recognition, a financial asset is classified as measured at:

•	Amortized cost;

•	Fair value through other comprehensive income ("FVTOCI") - debt investment;

•	Fair value through other comprehensive income ("FVTOCI") - equity investment;

•	Fair value through profit or loss ("FVTPL").
The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.
IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ECL model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

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The adoption of IFRS 9 did not result in any changes in the eligibility of existing hedge relationships. Pengrowth currently has no intentions of designating any of its financial instruments as hedges, or using hedge accounting.
The following summarizes Pengrowth's financial assets and financial liabilities as a result of the adoption of IFRS 9:

•	Accounts receivable and other assets are measured at amortized cost.

•
Investments held in the remediation trust funds and other investments are measured at fair value through profit or loss. Any change in the fair value is recognized in the Consolidated Statements of Income (Loss).

•	Bank indebtedness, accounts payable and long term debt have been measured at amortized cost using the effective interest rate method.

•	Derivative assets and liabilities must be measured at fair value through profit or loss with changes in fair value over a reporting period recognized in net income (loss).
Pengrowth has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the Consolidated Balance Sheets. Settlements on these physical delivery sales contracts are recognized in revenue in the period of settlement.
The receipts or payments arising from derivative commodity contracts are presented as realized gain (loss) on commodity risk management while the unrealized gains and losses are presented as changes in fair value of commodity risk management contracts.
The receipts or payments arising from derivative foreign exchange contracts are presented as realized foreign exchange (gain) loss while the unrealized gains and losses are presented as unrealized foreign exchange (gain) loss.
Transaction costs incurred in connection with the issuance of debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income (loss) using the effective interest rate method over the expected life of the debt.
Fair Value Measurement
All financial assets and liabilities for which fair value is measured or disclosed in the Consolidated Financial Statements are further categorized using a three-level hierarchy that reflects the significance of the lowest level of inputs used in determining fair value:

•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.
Foreign Currency
The functional and reporting currency of the Corporation is Canadian dollars. Transactions in foreign currencies are translated to Canadian dollars at the exchange rates on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect on the Consolidated Balance Sheet date. Foreign exchange gains and losses are recognized in the Consolidated Statements of Income (Loss).
Jointly Owned Assets
A minor proportion of Pengrowth’s petroleum and natural gas development and production activities involve jointly owned assets that are not conducted through separate vehicles and accordingly, the accounts reflect only Pengrowth’s proportionate interest in such activities.

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Related Parties
Related parties are persons or entities that have control or significant influence over Pengrowth, as well as key management personnel. Note 20 provides information on compensation expense related to key management personnel. Pengrowth has no significant transactions with any other related parties.
Diluent and other purchases
Diluent purchases reflect the cost of diluent required for processing activities and blending with bitumen to reduce viscosity and meet pipeline specifications. Other purchases include third party hydrocarbons purchased for resale.
Estimates and Judgments
The preparation of Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the Consolidated Financial Statements and revenues and expenses during the reporting year. Actual results could differ from those estimated.
In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated Financial Statements is described below:
Estimating oil and gas reserves and contingent resources
Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually and contingent resources on an ad hoc basis. Reserves form the basis for the calculation of depletion charges, while oil and gas reserves and contingent resources are used in the assessment of impairment of goodwill and oil and gas assets. Reserves and contingent resources are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).
Proved plus probable reserves are defined as the "best estimate" of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth's plans with respect to future development or operating practices.
Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources do not constitute, and should not be confused with, reserves.
Determination of CGUs
The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU's carrying value is compared to its recoverable amount, defined as the fair value less costs to sell or value in use.
Asset Retirement Obligations
Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth's wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work, the inflation assumption, and the discount rate used to present value future expenses could have a significant effect on the carrying amount of the decommissioning provision.

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Impairment testing
CGUs without associated goodwill are tested when there is an indication of impairment. The test is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rate and other relevant assumptions. Undeveloped land, contingent resources and infrastructure may also be considered, if applicable.
Identification of impairment indicators
Judgment is required to assess when indicators of impairment or reversals exist and whether calculation of the recoverable amount of an asset is necessary. Management considers internal and external sources of information including petroleum and natural gas prices, expected production volumes, anticipated recoverable quantities of proved and probable reserves and rates used to discount future cash flow estimates. Judgement is required to assess these factors when determining if the carrying amount of an asset is impaired, or in the case of previously impaired asset, whether the carrying amount of the asset has been restored.
Share-based payments
Stock options granted by the Corporation are recorded at fair value using the Black Scholes option pricing model. In assessing the fair value of stock options, estimates have to be made regarding the expected volatility in share price, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant date.
Fair value of risk management contracts
Pengrowth records risk management contracts at fair value with changes in fair value recognized in the Consolidated Statements of Income (Loss). The fair values are determined using observable market data and external counterparty information and are subject to changes and volatility in forward prices, foreign exchange rates, and discount rates.
Deferred tax assets
Deferred tax assets (if any) are recognized only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse and judgment as to whether there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.
Net Income (Loss) per Share
Basic net income (loss) per share is calculated using the weighted average number of shares outstanding for the year. Diluted net income per share amounts includes the dilutive effect of share units under the share-settled long term incentive plans using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of any dilutive share units would be used to repurchase common shares at the average trading price during the period.
Share capital and warrants
Incremental costs directly attributable to the issue of common shares, warrants and stock options are recognized as a deduction from equity, net of any tax effects.
Cash and Term Deposits
Cash and term deposits include demand deposits and term deposits with original maturities of less than 90 days.
ACCOUNTING PRONOUNCEMENTS ADOPTED
IFRS 9 Financial Instruments
On January 1, 2018, Pengrowth adopted all of the requirements of IFRS 9 (2014), Financial Instruments ("IFRS 9"). This standard replaces IAS 39 - Financial Instruments: recognition and measurement ("IAS 39") and introduces new requirements for the classification and measurement of financial assets and liabilities. It introduces a new general hedge accounting standard, which aligns hedge accounting more closely with risk management. It also modifies the existing impairment model by introducing a new 'expected credit loss' model for calculating impairment. This new standard also increases required disclosures about an entity's risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements. Pengrowth has applied IFRS

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9 retrospectively in accordance with transition requirements with no impact to opening retained earnings or comparative periods.
IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9.
The adoption of IFRS 9 did not result in any measurement adjustments to Pengrowth's financial assets or financial liabilities. The impact of the change in the impairment model was not significant as the credit-impaired financial assets are not significant.
The adoption of IFRS 9 did not result in any changes in the eligibility of existing hedge relationships. Pengrowth currently has no intentions of designating any of its financial instruments as hedges, or using hedge accounting.
COMPARATIVE FIGURES
Certain prior years' comparative figures have been reclassified to conform to presentation adopted in the current year.

3.	ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
IFRS 16 Leases
In January 2016, the IASB issued IFRS 16 Leases ("IFRS 16") which replaces IAS 17, Leases. The effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019 and early adoption is permitted. Under IFRS 16, a single recognition and measurement model will apply for lessees which will require recognition of assets and liabilities for most leases. Pengrowth is in the final stages of analyzing identified contracts, developing business and accounting processes, making applicable changes to the Corporation's internal controls and calculating the impact that the adoption of this standard will have on its financial statements. Pengrowth has elected to use the modified retrospective approach upon adoption and elected to apply the optional exemptions for short-term and low-value leases. The actual full impact of adoption will depend on the Corporation's incremental borrowing rate, lease portfolio and practical expedients applied. However, Pengrowth anticipates that the most significant impact of adopting IFRS 16 will be the recognition of the lease liabilities on its leases for head office space and the right of use ("ROU") assets, as applicable.
Upon adoption of IFRS 16, the Corporation will recognize lease liabilities and ROU assets for all leases identified except for optional exemptions taken. The lease liability will be measured at the present value of the remaining lease payments, discounted using Pengrowth's incremental borrowing rate as at January 1, 2019. The ROU asset will be measured at the amount equal to the lease liability on January 1, 2019 with no impact on retained earnings.
Adoption of IFRS 16 will also result in an increase to Depletion, Depreciation and Amortization due to the recognition of the ROU assets, increase in interest and financing charges, and a decrease to G&A and operating expenses, as applicable. Cash flow from operating activities will increase as a result of the decrease in G&A and operating expenses, as applicable. Cash flow from financing activities will decrease due to the deduction of the interest portion of the principal payments for former operating leases.

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4.	OTHER ASSETS

	As at
	December 31, 2018	December 31, 2017
Remediation trust fund - current	$24.0	$24.0
Remediation trust fund - non-current	74.0	87.6
Prepaid tax assessment	12.2	12.2
Prepaids and deposits	4.1	8.2
Inventory	5.7	4.6
	$120.0	$136.6

Current portion of other assets	$33.8	$36.8
Non-current portion of other assets	$86.2	$99.8
REMEDIATION TRUST FUND
Pengrowth has a contractual obligation to make contributions to an independently managed remediation trust fund that is used to fund the ARO of the SOEP properties and facilities. In 2018, Pengrowth made a monthly contribution to the fund at a rate of $1.41/MMBtu of its share of natural gas production and $2.42/bbl of its share of natural gas liquids production from SOEP. In 2019, there will no longer be contributions to the remediation trust fund as production has ceased and abandonment and decommissioning spending has begun and will continue for the next 3 to 4 years. The investment in the SOEP fund is classified as fair value through profit or loss. Investment income is recognized when earned and is recorded in other (income) expense.
Pengrowth is expected to spend approximately $24 million in 2019 for its share of the estimated costs of the SOEP abandonment and remediation program. The planned spending will be funded through the remediation trust fund, and as such the $24 million has been classified as a current asset in the Consolidated Balance Sheet at December 31, 2018.
In 2017, Pengrowth disposed of its interests in the Judy Creek properties in the Swan Hills area, including associated remediation trust funds totaling approximately $4.8 million.
The following table reconciles Pengrowth’s investment in remediation trust funds for the periods noted below:

Remediation Trust Funds
Balance, December 31, 2016	$106.5
Contributions	14.0
Remediation expenditures	(6.6)
Investment income	3.1
Unrealized gain (loss)	(0.6)
Dispositions	($4.8)
Balance, December 31, 2017	$111.6
Contributions	2.9
Remediation expenditures	(17.9)
Investment income	2.7
Unrealized gain (loss)	(1.3)
Balance, December 31, 2018	$98.0
PREPAID TAX ASSESSMENT
Pengrowth has certain income tax filings from predecessor entities that are in dispute with tax authorities and has paid $9.5 million and $2.7 million to the Canada Revenue Agency and the Alberta Tax and Revenue Administration, respectively, to formally begin the process of challenging the particular taxation year. Pengrowth believes that its filings to-date are correct and that it is more likely than not to be successful in defending its positions. No provision for any potential income tax liability has been recorded and the $12.2 million prepayment has been recorded as a long term receivable.

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5.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2016	$6,838.8	$90.8	$6,929.6
Additions to PP&E	120.7	0.8	121.5
Property acquisitions	0.1	—	0.1
Change in asset retirement obligations	9.3	—	9.3
Divestitures	(3,151.2)	(3.7)	(3,154.9)
Balance, December 31, 2017	$3,817.7	$87.9	$3,905.6
Additions to PP&E	66.7	0.9	67.6
Property acquisitions	0.2	—	0.2
Transfer from E&E	58.6	—	58.6
Change in asset retirement obligations	21.9	—	21.9
Balance, December 31, 2018	$3,965.1	$88.8	$4,053.9

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2016	$3,882.7	$80.4	$3,963.1
Depletion and amortization for the period	204.4	3.2	207.6
Impairment	504.4	—	504.4
Divestitures	(1,871.2)	(2.5)	(1,873.7)
Balance, December 31, 2017	$2,720.3	$81.1	$2,801.4
Depletion and amortization for the period	160.4	1.9	162.3
Balance, December 31, 2018	$2,880.7	$83.0	$2,963.7

Net book value	Oil and natural gas assets	Other equipment	Total
As at December 31, 2017
Assets held for sale	$—	$—	$—
Long term	1,097.4	6.8	1,104.2
	$1,097.4	$6.8	$1,104.2
As at December 31, 2018
Assets held for sale	$16.0	$—	$16.0
Long term	1,068.4	5.8	1,074.2
	$1,084.4	$5.8	$1,090.2
For the year ended December 31, 2018, $1.7 million (December 31, 2017 – $2.3 million) of directly attributable general and administrative costs were capitalized to PP&E.
Pengrowth ceased capitalization of interest during the third quarter of 2018 due to the change in the development plan for Lindbergh. During the year ended December 31, 2018, $2.4 million (December 31, 2017 – $3.7 million) of interest was capitalized on the Lindbergh Project to PP&E using Pengrowth's weighted average cost of debt of 6.5 percent (December 31, 2017 – 5.7 percent).
For the year ended December 31, 2017, Pengrowth executed and completed a substantial asset disposition program in order to reduce indebtedness and focus on its key growth assets. As a result of these dispositions, approximately $3.2 billion of costs and $1.9 billion of accumulated depletion were removed from PP&E. Proceeds on disposition of approximately $910.2 million were collected in 2017 and an additional $20.0 million of deferred proceeds were collected in 2018 that had been setup in accounts receivable at December 31, 2017.
At December 31, 2018, there were $4.6 billion (December 31, 2017 - $4.9 billion) of future development costs related to Pengrowth's key growth assets.

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ASSETS HELD FOR SALE
At December 31, 2018, Pengrowth presented $16.0 million of certain Southern Alberta conventional assets as assets held for sale, classified as current assets on the Consolidated Balance Sheets. The related ARO of $16.0 million was presented as liabilities associated with assets held for sale and classified as current liabilities on the Consolidated Balance Sheets. The disposition is expected to close in the first quarter of 2019. Cash proceeds on closing of the disposition were nominal.
IMPAIRMENT
At December 31, 2017, PP&E impairment charges of $504.4 million were recorded. Throughout 2017's asset dispositions, there were several instances where a purchase and sale agreement ("PSA") was signed subsequent to the respective quarter end for proceeds less than net book value therefore being an indicator of impairment. In these situations, where the sales price in a PSA was below the carrying amount, an impairment was recorded. In addition, remaining assets in the Southern and Northern CGUs were impaired down to nil based on the nominal value received for similar asset transactions and the Corporation's focus on Lindbergh and Groundbirch properties. At December 31, 2018 and 2017, impairment triggers were assessed to be present for the Montney CGU based on declines in natural gas prices, but no PP&E impairment was identified. Refer to Note 6 for further discussion.

6.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2016	$496.3
Divestitures	(134.3)
Impairment	(130.0)
Balance, December 31, 2017	$232.0
Additions	0.2
Transfer to PP&E	(58.6)
Impairment	(91.0)
Balance, December 31, 2018	$82.6
In 2017, Pengrowth closed the sale of its non-producing Montney lands at Bernadet in north eastern British Columbia for cash consideration of $92.0 million and closed the sale of the non producing Devil area, for nominal consideration.
IMPAIRMENT TESTING
For the year ended December 31, 2018, Pengrowth evaluated the Groundbirch gas property for an impairment in conjunction with the Montney CGU due to the negative impact resulting from the significant downturn in the forward natural gas benchmark prices late in 2018. In accordance with Pengrowth's policy, the E&E assets are assessed in conjunction with the cash flow from the applicable PP&E CGU. It was determined that the recoverable amount was below the carrying amount, thus a $91.0 million impairment on the Groundbirch E&E asset was recorded in the fourth quarter of 2018.
The recoverable amount was computed with reference to the present value of the future cash flows expected to be derived from production of proved plus probable reserves and contingent resources. Changes in forward price estimates, production costs or recovery rates may change the economic status of contingent resources and may ultimately result in contingent resources being restated. The Groundbirch E&E impairment test was based on proved reserve values using a pre-tax discount rate of 10 percent, probable reserve values using a pre-tax discount rate of 12 percent, independent reserves evaluator January 1, 2019 forecast pricing and an inflation rate of 2 percent, and contingent resources using a pre-tax discount rate of 15 percent. The recoverable amount was determined using value in use.
The estimates of the above recoverable amounts was determined based on the following information, as applicable:
The net present value of the CGUs oil and gas reserves using:
i. Proved plus probable reserves as estimated by Pengrowth’s independent reserves evaluator, and
ii. The commodity price forecast of Pengrowth’s independent reserves evaluator as noted below,
Discounted at an estimated market discount rate.

PENGROWTH 2018 Financial Results	23

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

(a)
Reserves. Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

(b) Oil and natural gas prices. Forward price estimates for oil and natural gas are used in the cash flow model.
Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

(c)
Discount rate. The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate cost of capital for potential acquirers of Pengrowth or Pengrowth’s CGUs. Changes in the general economic environment could result in significant changes to this estimate.

Below are the forward commodity price estimates used in the December 31, 2018 impairment test:

AECO gas (1)
Year	(Cdn$/MMBtu)
2019	1.85
2020	2.29
2021	2.67
2022	2.90
2023	3.14
2024	3.23
2025	3.34
2026	3.41
2027	3.48
2028	3.54
Thereafter	+ 2.0 percent/yr

(1)	Prices represent forecasted amounts as at January 1, 2019 by Pengrowth's independent reserves evaluator.
At December 31, 2018, the recoverable amount of the Groundbirch E&E gas property was estimated to be approximately $76.3 million.
A sensitivity analysis was performed on impairment based on a 1 percent increase and 1 percent decrease in the discount rates resulting in a $26.6 million increase and $37.4 million decrease in December 31, 2018 impairment, respectively. A sensitivity analysis was also performed on impairment based on a 5 percent increase and 5 percent decrease in the forecast cash flow estimates resulting in a $16.0 million decrease and a $17.3 million increase in impairment. Using a 20 percent discount rate for the contingent resource would have resulted in an increase to impairment by $33.5 million, while a 12 percent rate would have resulted in a decrease to impairment of $45.7 million.
At December 31, 2017, Pengrowth evaluated the Groundbirch gas property in conjunction with the Montney CGU for an impairment. It was determined that the recoverable amount was below the carrying amount, resulting in a $129.0 million impairment on the Groundbirch E&E asset in the fourth quarter of December 31, 2017. In addition, $1.0 million impairment was recognized on other minor E&E projects as no further exploration or evaluation was intended on those projects.

PENGROWTH 2018 Financial Results	24

7.	LONG TERM DEBT AND FINANCIAL COVENANTS

LONG TERM DEBT

	As at
	December 31, 2018	December 31, 2017
U.S. dollar denominated term notes:
28.1 million at 5.49 percent due October 18, 2019	$38.3	$35.3
94.1 million at 7.98 percent due May 11, 2020	128.3	118.3
85.2 million at 6.07 percent due October 18, 2022	116.2	107.1
158.9 million at 6.17 percent due October 18, 2024	216.7	199.7
	$499.5	$460.4
U.K. pound sterling denominated term notes:
12.1 million at 5.45 percent due October 18, 2019	$21.1	$20.6
Canadian dollar term notes:
20.5 million at 6.74 percent due October 18, 2022	$20.5	$20.5

Canadian dollar term Credit Facility borrowings	$173.5	$109.0
Total long term debt	$714.6	$610.5

Current portion of long term debt	$232.9	$—
Non-current portion of long term debt	$481.7	$610.5
At December 31, 2018, Pengrowth had in place a secured $330 million revolving committed term Credit Facility supported by a syndicate of 11 domestic and international banks with a maturity date of March 31, 2019.
The Corporation is in discussions with the lending syndicate under its $330 million revolving Credit Facility on arrangements to extend the maturity date of the Credit Facility through September 30, 2019 to support the Strategic Review. The Corporation's objective is to finalize the extension agreement as soon as possible, and in advance of the current March 31, 2019 maturity date, however, there can be no assurance or guarantee that an extension will be obtained by the Corporation or on what terms. Refer to Note 1 for further discussion.
The Credit Facility carried floating interest rates that range between 3.6 percent and 5.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At December 31, 2018, the available facility had drawings of $173.5 million (December 31, 2017 – $109.0 million) and letters of credit in the amount of $75.6 million (December 31, 2017 – $69.4 million).
As of December 31, 2018, an unrealized cumulative foreign exchange loss of $135.3 million (December 31, 2017 - $96.2 million) has been recognized on the remaining U.S. dollar term notes since the date of issuance. As of December 31, 2018, an unrealized cumulative foreign exchange loss of $1.9 million (December 31, 2017 - $1.4 million) has been recognized on the remaining U.K. pound sterling denominated term notes since the date of issuance. See Note 16 for additional information about foreign exchange risk management and the impact on the Consolidated Financial Statements.
The five year schedule of long term debt and interest repayments based on current maturity dates and assuming the revolving Credit Facility is not renewed beyond September 30, 2019 is as follows: 2019 - $270.1 million, 2020 - $153.8 million, 2021 - $21.9 million, 2022 - $156.8 million, 2023 - $13.4 million.
During 2017, Pengrowth repaid term notes of approximately $1 billion and $126.6 million of convertible debentures at maturity on March 31, 2017.
FINANCIAL COVENANTS
Pursuant to the debt amending agreements dated October 12, 2017, amendments to the existing financial covenants are effective through to and including the quarter ending September 30, 2019 in the case of the term notes (the "Waiver Period"). The only applicable covenant during the Waiver Period is the trailing 12 month Adjusted EBITDA to Interest

PENGROWTH 2018 Financial Results	25

and Financing Charges (the "Interest Coverage" ratio). The Interest Coverage ratio changes each quarter until the fourth quarter of 2019 after which it remains at 4.0 times. Also, after the Waiver Period the Debt to Adjusted EBITDA ratio covenant of 3.5 times, and the Debt to Book Capitalization ratio covenant of 55 percent, will be applicable again.
The calculation of the Interest Coverage ratio is based on specific definitions within the agreements and contains adjustments pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements. See Financial Resources and Liquidity section of the December 31, 2018 MD&A for more information.
Pengrowth's Interest Coverage ratio was 1.6 times at December 31, 2018, which was above the fourth quarter of 2018 covenant of 1.01 times.
All loan agreements and amendments can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.

8.	CAPITAL DISCLOSURES
Pengrowth defines its capital as shareholders’ equity, long term debt, bank indebtedness and working capital, as applicable.
Due to the rapid deterioration of commodity prices commencing in late 2014, Pengrowth took several steps to manage its capital, primarily relating to reducing debt. Capital spending was reduced, non-core assets were divested, foreign exchange and commodity risk management swaps were monetized, the dividend was initially reduced and then suspended, the term Credit Facility was renewed for four years, and the covenants were largely aligned between the senior unsecured notes and term Credit Facility. Surplus cash was used to repay debt. Through 2018, Pengrowth has had discussions with the lead banks in its syndicate regarding a new credit agreement that will permit Pengrowth to access the high yield debt market to refinance substantially all of its existing term notes. Pengrowth is also exploring alternative financing arrangements including third party debt providers to refinance its entire debt portfolio. These discussions, if successful, may result in an offer for replacement debt at a higher cost than the current outstanding debt.
The Corporation is in discussions with the lending syndicate under its $330 million revolving Credit Facility on arrangements to extend the maturity date of the Credit Facility through September 30, 2019 to support the Strategic Review. The Corporation's objective is to finalize the extension agreement as soon as possible, and in advance of the current March 31, 2019 maturity date, however, there can be no assurance or guarantee that an extension will be obtained by the Corporation or on what terms. Refer to Note 1 for further discussion.
The only financial covenant relating to the term notes and Credit Facility is the Interest Coverage ratio. The Interest Coverage ratio changes each quarter until the fourth quarter of 2019 after which it remains at 4.0 times, as noted below. Any new or extended Credit Facility could contain new or different covenants and credit limits.

Year	Q1	Q2	Q3	Q4
2018	-	-	-	1.01 times
2019	1.13 times	1.19 times	1.23 times	4.0 times
Management monitors Pengrowth’s capital structure and covenant compliance using non-GAAP financial metrics. These metrics are trailing twelve months earnings before interest, taxes, DD&A, accretion ("EBITDA"), impairment, gain (loss) on disposition of properties, change in fair value of commodity risk management contracts, unrealized foreign exchange gain (loss), non-cash share based compensation expense, restructuring costs and EBITDA related to material divestments ("Adjusted EBITDA") and Adjusted EBITDA to Interest and Financing Charges ratio (the "Interest Coverage" ratio). Trailing 12 month interest and financing charges can be adjusted for the fees and interest expense related to debt repaid with asset divestment proceeds.
Compliance with the Interest Coverage ratio is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenant is based on specific definitions prescribed in the debt agreements. Throughout the period ended December 31, 2018, Pengrowth was in compliance with all financial covenants. Due to the return of the Debt to EBITDA covenant and increase of the Interest Coverage ratio to 4.0 times there remains a risk around Pengrowth's ability to stay in compliance with its debt covenants at the end of 2019.

PENGROWTH 2018 Financial Results	26

At December 31, 2018, Pengrowth has approximately $81.4 million of capacity on its Credit Facility, net of drawings and outstanding letters of credit.
The following table provides a reconciliation between the opening and closing balances for liabilities arising from financing activities at December 31, 2018:

	Term Notes	Canadian dollar Term Credit Facility	Convertible debentures
Balance, December 31, 2016	$1,560.7	$—	$126.6
Increase (decrease) due to:
Foreign exchange impact of the Canadian dollar on U.S. and U.K. denominated debt	(65.1)	—	—
Credit Facility borrowing	—	109.0	—
Repayment	(996.0)	—	(126.6)
Issue cost amortization	1.9	—	—
Balance, December 31, 2017	$501.5	$109.0	$—
Increase (decrease) due to:
Foreign exchange impact of the Canadian dollar on U.S. and U.K. denominated debt	39.6	—	—
Credit Facility borrowing	—	64.5	—
Balance, December 31, 2018	$541.1	$173.5	$—
The following is a summary of Pengrowth’s capital structure, excluding shareholders’ equity:

	As at
	December 31, 2018	December 31, 2017
Long term debt (1)	$714.6	$610.5
Working capital (surplus) deficiency (2)	35.9	80.6
	$750.5	$691.1

(1)	Includes current portion of long term debt, as applicable.

(2)	Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Consolidated Balance Sheets, excluding the current portions of long term debt, as applicable.

PENGROWTH 2018 Financial Results	27

9.	PROVISIONS AND OTHER LIABILITIES
Provisions and other liabilities are composed of Asset Retirement Obligations ("ARO"), finance leases, onerous lease contracts and other liabilities. The following table provides a continuity of the balances for the following periods:

	Asset retirement obligations	Finance leases	Onerous lease contracts	Other liabilities	Total
Balance, December 31, 2016	$652.3	$37.9	$—	$4.4	$694.6
Incurred during the period	5.4	—	26.5	(1.5)	30.4
Property dispositions	(420.4)	(2.0)	—	—	(422.4)
Expenditures on remediation/provisions settled	(15.9)	(1.7)	(0.3)	(0.6)	(18.5)
Other revisions	3.9	—	—	—	3.9
Accretion (amortization)	11.4	—	—	—	11.4
Balance, December 31, 2017	$236.7	$34.2	$26.2	$2.3	$299.4
Incurred during the period	1.4	—	6.8	(0.4)	7.8
Property dispositions	(0.9)	—	—	—	(0.9)
Expenditures on remediation/provisions settled	(23.2)	(0.8)	(5.6)	(0.2)	(29.8)
Revision due to rate changes (1)	24.6	—	—	—	24.6
Other revisions	(4.1)	—	(3.2)	—	(7.3)
Accretion (amortization)	5.4	—	1.6	—	7.0
Balance, December 31, 2018	$239.9	$33.4	$25.8	$1.7	$300.8

(1)	Relates to the change in the inflation rate from 1.5 percent to 2.0 percent. The offset is recorded in PP&E.

As at December 31, 2018	Asset retirement obligations	Finance leases	Onerous lease contracts	Other liabilities	Total
Current including assets held for sale (1)	$50.0	$0.7	$4.9	$0.1	$55.7
Long term	189.9	32.7	20.9	1.6	245.1
	$239.9	$33.4	$25.8	$1.7	$300.8

As at December 31, 2017
Current	$29.9	$0.9	$4.4	$—	$35.2
Long term	206.8	33.3	21.8	2.3	264.2
	$236.7	$34.2	$26.2	$2.3	$299.4

(1)	Includes $16.0 million of asset retirement obligation related to assets held for sale at December 31, 2018.
The following assumptions were used to estimate the ARO liability:

	As at
	December 31, 2018	December 31, 2017
Total escalated future costs	$491.7	$420.2
Discount rate, per annum	2.3%	2.3%
Inflation rate, per annum	2.0%	1.5%
Pengrowth has been contributing to an externally managed trust fund established to fund abandonment and reclamation costs associated with SOEP. These costs are expected to be incurred within the next 3 to 4 years. The majority of the abandonment and reclamation costs on other assets, not covered by a fund, are expected to be incurred between 2035 and 2085.
ONEROUS LEASE CONTRACTS
Pengrowth completed significant asset dispositions which led to a management decision to complete an operational restructuring in 2017. Reduction of staff levels and excess office space resulted in Pengrowth recognizing a $37.0

PENGROWTH 2018 Financial Results	28

million restructuring cost in 2017, of which $26.2 million related to onerous office lease contracts at December 31, 2017 as the economic benefits from actual or potential subleases were exceeded by the unavoidable costs of the lease contract over the remaining term. During the third quarter of 2018, Pengrowth recognized an additional onerous lease of $5.4 million related to the construction camp at Lindbergh and is recorded as part of the $6.8 million incurred during the period under onerous lease contracts. As Pengrowth shifted its development methodology away from the previously contemplated large single phase approach to expansion achieved in incremental steps, the camp will likely not be utilized at Lindbergh. Accordingly, the economic benefits of the construction camp were exceeded by the unavoidable costs of the contract over the remaining term. The total onerous lease contract provision amounted to $25.8 million at December 31, 2018.

10.	DEFERRED INCOME TAXES
As at December 31, 2018, Pengrowth did not recognize deductible temporary differences of approximately $1.8 billion primarily consisting of approximately $1.6 billion of non capital losses and $0.2 billion in other temporary differences (PP&E and other) resulting in a $342.2 million non-cash deferred tax expense. These losses expire between 2025 and 2038.
A reconciliation of the deferred income tax recovery calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Year ended December 31
	2018	2017
Income (loss) before taxes	($217.1)	($907.6)
Combined federal and provincial tax rate	27.10%	27.08%
Expected income tax expense (recovery)	($58.8)	($245.8)
Change in unrecognized deferred tax asset	397.7	22.6
Foreign exchange (gain) loss (1)	2.0	(2.0)
Other including share based compensation	1.3	1.4
Deferred income tax expense (recovery)	$342.2	($223.8)
(1) Reflects the 50 percent non-taxable (deductible) portion of foreign exchange gains and losses and related risk management contracts.
The net deferred income tax asset (liability) is composed of:

	As at
	December 31, 2018	December 31, 2017
Deferred tax liabilities associated with:
PP&E and E&E assets	$—	($132.3)
Less deferred tax assets associated with:
Non-capital losses and financing charges	—	399.6
Provisions	—	64.1
Risk management contracts	—	10.8
Net deferred tax asset (liability)	$—	$342.2
A continuity of the net deferred income tax asset (liability) for 2018 and 2017 is detailed in the following tables:

Movement in deferred tax asset (liability) during the year	Balance Jan 1, 2018	Recognized in profit or loss	Balance Dec 31, 2018
PP&E and E&E assets	($132.3)	$132.3	$—
Non-capital losses and financing charges	399.6	(399.6)	—
Provisions	64.1	(64.1)	—
Risk management contracts	10.8	(10.8)	—
	$342.2	$(342.2)	$—

PENGROWTH 2018 Financial Results	29

Movement in deferred tax asset (liability) during the year	Balance Jan 1, 2017	Recognized in profit or loss	Balance Dec 31, 2017
PP&E and E&E assets	($411.0)	$278.7	($132.3)
Non-capital losses and financing charges	325.9	73.7	399.6
Provisions	176.6	(112.5)	64.1
Risk management contracts	14.6	(3.8)	10.8
Long term debt	12.1	(12.1)	—
Convertible debentures	0.2	(0.2)	—
	$118.4	$223.8	$342.2
Deferred income tax is a non-cash item relating to the temporary differences between the accounting and tax basis of Pengrowth's assets and liabilities and has no immediate impact on Pengrowth's cash flows.

11.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	2018		2017
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of year	552,246	$4,829.7	547,709	$4,815.1
Share based compensation (non-cash exercised)	3,871	8.4	4,537	14.6
Balance, end of year	556,117	$4,838.1	552,246	$4,829.7

12.	LONG TERM INCENTIVE PLANS ("LTIP")
(i) SHARE-SETTLED LTIP
At the June 26, 2018 AGM, shareholders approved a rolling and reloading plan that shall not exceed 10 percent of the issued and outstanding common shares to be reserved for issuance under all share-settled compensation plans in the aggregate.
As at December 31, 2018, the number of shares issuable under the share-settled compensation plans, in aggregate, represents 3.1 percent of the issued and outstanding common shares, which is within the limit.
(a) Performance Share Units ("PSUs") and Restricted Share Units ("RSUs")
Performance Share Units ("PSUs")
PSUs entitle the holder to a number of common shares to be issued in the third year after grant. PSUs are subject to a performance factor ranging from 0 percent to 200 percent of the number of PSUs granted plus the amount of reinvested notional dividends, if applicable. Prior to 2017, PSUs were awarded to employees, officers and consultants. No PSU grants were made in 2018 as PSUs are no longer granted under current LTIP.
Restricted Share Units ("RSUs")
RSUs entitle the holder to a number of common shares plus reinvested notional dividends, if applicable, to be issued at vesting in three even tranches in the three years following grant. RSUs are awarded to employees, excluding officers. The RSUs generally vest on the first, second and third anniversary date from the date of grant.

PENGROWTH 2018 Financial Results	30

The following table provides a continuity of the share-settled PSUs and RSUs:

(number of share units - 000's)	PSUs	RSUs
Outstanding, December 31, 2016	6,238	8,436
Granted	2,124	4,578
Forfeited	(486)	(2,195)
Exercised	(1,104)	(3,436)
Performance adjustment	(1,738)	—
Outstanding, December 31, 2017	5,034	7,383
Granted	—	3,006
Forfeited	(1,449)	(2,444)
Exercised	(826)	(3,045)
Performance adjustment	(138)	—
Outstanding, December 31, 2018	2,621	4,900
Pengrowth's Board may determine, in its sole discretion, that any shares issuable pursuant to new grants could be paid in cash equal to the fair market value of the shares otherwise issuable. As mentioned, no new PSUs will be granted under the current LTIP.
Compensation expense related to PSU and RSU share-settled plans is based on the fair value of the share units at the date of grant. The fair value of the PSUs is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The performance multiplier is calculated using the percentile rank of Pengrowth's total shareholder return relative to its peers and can result in cash compensation issued upon vesting of the PSUs ranging from zero to two times the value of the PSUs originally granted. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance multiplier conditions. The amount of compensation expense is impacted by an estimated forfeiture rate at the date of grant and as more information becomes available. For PSU and RSU grants in 2016, 2017 and 2018, the estimated forfeiture rates range from 25 to 40 percent depending on the vesting period. Compensation expense is recognized in net income (loss) over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of common shares at the end of the vesting period, shareholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense incurred during the vesting period. The shares are issued from treasury upon vesting.
For the year ended December 31, 2018, Pengrowth recorded $3.5 million of compensation related to the share-settled PSUs and RSUs (December 31, 2017 - $5.0 million). The weighted average grant date fair value was $0.87 per share unit for the 2018 RSU grants (December 31, 2017 - $1.40 per share for the 2017 RSU and PSU grants). As at December 31, 2018, the amount of compensation expense to be recognized over the remaining vesting period was $2.7 million or $0.32 per share unit (December 31, 2017 - $5.4 million or $0.51 per share unit) subject to the determination of the performance multiplier, if applicable. The unrecognized compensation cost will be expensed to net income (loss) over the remaining weighted average vesting period of 1.0 year.
(b) Stock Option Plan
Commencing in June 2018, Pengrowth adopted an Employee Stock Option Plan that provides certain employees with the opportunity to exercise options to purchase common shares of the Corporation. Option exercise prices approximate the market price for the common shares on the date of issuance, vest in three even tranches in the three years following grant and expire after seven years. Compensation expense associated with the options is determined based on the grant date fair value and amortized over the vesting period.

PENGROWTH 2018 Financial Results	31

The following table provides a continuity of stock options outstanding at December 31:

	2018
(number of option units - 000's)	Number outstanding	Weighted average price
Outstanding, December 31, 2017	—	$—
Granted	9,468	$0.87
Forfeited	(141)	$0.87
Exercised	—	$—
Outstanding, December 31, 2018	9,327	$0.87
The range of exercise prices of stock options outstanding and exercisable at December 31, 2018 was as follows:

Range of exercise prices	Number outstanding (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (thousands)	Weighted average exercise price
$0.87 - $1.05	9,327	6.49	$0.87	—	$—
Pengrowth uses the Black-Scholes pricing model to calculate the fair value of stock options granted using an estimated forfeiture rate, volatility, risk free rate and expected life. The fair value is recorded as stock-based compensation expense over the vesting period with a corresponding amount reflected in contributed surplus. When stock options are exercised, the cash proceeds along with the amount previously recorded as contributed surplus are recorded as share capital.
Estimated fair values for the stock options outstanding were calculated using the following weighted average assumptions:

Fair value per option	$0.46
Risk free interest rate	1.93%
Expected volatility (1)	65.86%
Expected life (years)	4.4
Expected forfeiture rate	15.0%
(1) Expected volatility has been based on historical share volatility of the Corporation.
For the year ended December 31, 2018, Pengrowth recorded $1.5 million of compensation expense related to stock options (December 31, 2017 - $nil). The weighted average grant date fair value was $0.46 per stock option for the 2018 stock option grants (December 31, 2017 - $nil per option). As at December 31, 2018, the amount of compensation expense to be recognized over the remaining vesting period was $2.0 million or $0.22 per option (December 31, 2017 - $nil per option). The unrecognized compensation cost will be expensed to net income (loss) over the remaining weighted average vesting period of 1.41 years.
(ii) PREVIOUS LTIP
As at December 31, 2018, 163,867 common shares (December 31, 2017 - 163,867 common shares) were reserved for issuance under the Deferred Entitlement Share Unit ("DESU") Plan. As at December 31, 2018, 198,477 common shares (December 31, 2017 - 198,477 common shares) were reserved for issuance under the Deferred Share Unit ("DSU") plan.
(iii) CASH-SETTLED LTIP
(a) Cash-Settled Restricted Share Units ("Cash-Settled RSUs")
Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) which vest in three even tranches in the three years following grant. Compensation expense associated with the cash-settled RSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled RSUs outstanding at each period end. During the year ended December 31, 2018, compensation reduction of $0.5 million (December 31, 2017 - $0.2 million reduction) was recognized in the Consolidated Statements of Income (Loss) with a corresponding

PENGROWTH 2018 Financial Results	32

increase or decrease in liabilities. As at December 31, 2018, $0.3 million (December 31, 2017 - $1.5 million) of total liability was recorded in the Consolidated Balance Sheets. Classification of the associated short term and long term liabilities is dependent on the expected payout dates. No grants were made in 2018 and no new Cash-Settled RSUs will be granted under the current LTIP. The revaluation of the cash-settled RSUs continues until settlement.
(b) Cash-Settled Phantom Deferred Share Units ("Phantom DSUs")
Independent members of the Board of Directors receive cash-settled Phantom DSUs. Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including deemed dividends, if applicable) to be paid upon the individual ceasing to be a Director for any reason, subject to the right to defer payment until up to December 31 of the year following their departure from the Board. Compensation expense associated with the Phantom DSUs is determined based on the fair value of the Phantom DSUs at the grant date and is subsequently adjusted to reflect the fair value of the associated common shares at each period end. This valuation incorporates the period end share price and the number of Phantom DSUs outstanding at each period end including notional dividends, if applicable. Compensation expense is recognized in net income (loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates.
As at December 31, 2018, Phantom DSUs awarded to Directors had a corresponding liability of $1.2 million (December 31, 2017 - $1.4 million). For the year ended December 31, 2018, Pengrowth recorded a $0.1 million compensation expense (December 31, 2017 - $0.6 million reduction) related to Phantom DSUs. The revaluation of the cash-settled Phantom DSUs continues until settlement.
The following table provides a continuity of the cash-settled LTIP:

(number of share units - 000's)	Cash-settled RSUs	Phantom DSUs
Outstanding, December 31, 2016	4,229	1,346
Granted	3,163	492
Forfeited	(3,148)	—
Exercised	(1,341)	(462)
Outstanding, December 31, 2017	2,903	1,376
Granted	—	847
Forfeited	(1,312)	—
Exercised	(887)	(155)
Outstanding, December 31, 2018	704	2,068
TOTAL SHARE BASED COMPENSATION EXPENSE
Total share based compensation expenses are included in both general and administrative and operating expenses on the Consolidated Statements of Income (Loss) and are composed of the following:

	Year ended
	December 31, 2018	December 31, 2017
Non-cash PSU and RSU expense	$3.5	$5.0
Non-cash stock options expense	1.5	—
Amounts capitalized in the period	(0.2)	(0.1)
Non-cash share based compensation expense	$4.8	$4.9
Cash-settled RSUs (reduction) expense	($0.5)	($0.2)
Cash-settled Phantom DSUs (reduction) expense	$0.1	($0.6)
Total share based compensation expense	$4.4	$4.1

13.	REVENUE
Pengrowth sells its production pursuant to fixed or variable price contracts. The transaction price for variable priced contracts is based on the commodity price, adjusted for quality, location or other factors, whereby each component of the pricing formula can either be fixed or variable, depending on the contract terms. Under its contracts, Pengrowth is required to deliver fixed and variable volumes of diluted bitumen and variable volumes of light oil, natural gas and

PENGROWTH 2018 Financial Results	33

natural gas liquids to the contract counterparty. The amount of revenue recognized is based on the agreed transaction price, whereby any variability in revenue relates specifically to its efforts to transfer production, and therefore the resulting revenue is allocated to the production delivered in the period during which the variability occurs. As a result, none of the variable revenue is considered constrained.
Light oil, natural gas liquids and natural gas are mostly sold under contracts of varying price and volume terms of up to one year. The majority of Pengrowth’s diluted bitumen is currently sold on multi-year contracts expiring at the end of 2019 for a fixed quantity of diluted bitumen at a fixed differential to WTI, with WTI being variable, as detailed in Note 16. Revenues are typically collected on the 25th day of the month following production. Processing fees charged to third parties are generally under multi-year contracts at fixed fees that vary by volume.
The following table presents Pengrowth’s Oil and gas sales disaggregated by revenue source:

	Year ended December 31
	2018	2017
Bitumen	$264.1	$181.6
Natural gas sold to third party (1)	16.6	98.8
Light oil	14.8	149.3
Natural gas liquids	4.7	56.7
Diluent sold	219.3	147.2
Processing income	2.0	19.1
Sale of other product purchased for resale	10.7	20.7
Total oil and gas sales	$532.2	$673.4

(1)
Starting April 1, 2018, a portion of natural gas delivered from Groundbirch to the NGTL system is used in other operations as energy costs. As such, $7.2 million related to natural gas used in internal operations is not included in total oil and gas sales.

Pengrowth had no fixed price physical delivery contracts in 2018.
Pengrowth has variable price physical delivery contracts for the sale of diluted bitumen mainly with 2 credit worthy refiners, with revenue from these customers representing approximately 90 percent of the Corporation's full year 2018 oil and gas sales.
Included in accounts receivable at December 31, 2018 is $22.2 million (December 31, 2017 is $40.2 million) of accrued oil and gas sales related to December 2018 production.

14.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL AND OTHER ASSETS

	Year ended December 31
Cash provided by (used for):	2018	2017
Accounts receivable and other current assets (1)	$28.5	$40.9
Accounts payable	(54.0)	(22.7)
	($25.5)	$18.2

(1)	Includes accounts receivable, inventory and prepaids.
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Year ended December 31
Cash used for:	2018	2017
Accounts payable, including capital accruals	($10.5)	($7.5)

PENGROWTH 2018 Financial Results	34

15.	AMOUNTS PER SHARE
The following table reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Year ended December 31
(000's)	2018	2017
Weighted average number of shares - basic and diluted	555,279	551,193
For the years ended December 31, 2018 and 2017, there were no dilutive effects of stock options, RSUs, PSUs, DSUs or DEUs due to the Corporation incurring net losses during these periods.

16.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Pengrowth’s financial instruments are composed of accounts receivable, other assets, accounts payable, risk management assets and liabilities, remediation trust fund, finance lease obligation, bank indebtedness and long term debt, as applicable.
Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2 to the December 31, 2018 audited Consolidated Financial Statements.
RISK MANAGEMENT OVERVIEW
Pengrowth has exposure to certain market risks related to volatility in commodity, differential and power prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks, as applicable. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
The Board of Directors and management have overall responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.
MARKET RISK
Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity, differential and power price risk, foreign currency risk and interest rate risk, as applicable.
Commodity Price Risk
Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation and the impact on differentials, political stability and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. Pengrowth mitigates some of the exposure to commodity price risk to provide a level of stability to operating cash flow. Pengrowth may utilize financial and physical delivery contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the Board of Directors. The Board of Directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions, divestments or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.

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Commodity Price Contracts
As at December 31, 2018, Pengrowth had the following financial contracts outstanding:

Financial Crude Oil Contracts:
Swaps
Differentials
Reference point	Term	Volume of dilbit (bbl/d)	Price per bbl (U.S.$)
Western Canada Select	2019	5,000	WTI less $20.88
Financial Risk Management Contracts Sensitivity to Commodity Prices as at December 31, 2018

Oil differentials	Cdn$1 decrease in future oil differential	Cdn$1 increase in future oil differential
Increase (decrease) to fair value of financial differential risk management contracts	($1.3)	$1.3
Physical Delivery Contracts
As at December 31, 2018, physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. The prices per bbl, as per the table below, include an apportionment protection fee to guarantee flow assurance in the event export pipelines are restricted. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements.

Reference point	Volume of dilbit (bbl/d)	Term	Price per bbl (U.S.$)
Western Canada Select	2,500	2019	WTI less $17.95
Western Canada Select	2,500	2019	WTI less $23.60 - $26.35
Western Canada Select	5,000	2019	WTI less $17.70 - $20.45
Western Canada Select	2,500	Feb. 1, 2019 - Feb. 1, 2020	WTI less $20.40 - $23.40
Pengrowth has also entered into a secured term sale agreement at Hardisty for an additional 5,000 bbl/d of dilbit for 2019 that are 100 percent apportionment protected. Pengrowth will settle at the monthly WCS Index less an apportionment protection fee of U.S.$2.00/bbl.
Foreign Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.
Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar and U.K. pound sterling denominated senior unsecured notes for both interest and principal payments. Pengrowth has mitigated some of this risk by entering into a series of futures and swap contracts in order to fix the foreign exchange rate on a portion of the U.S. dollar and the U.K. pound sterling denominated senior unsecured notes.
Foreign Exchange Contracts Associated with U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract when it issued the U.K. pound sterling term debt. This contract fixes the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped (1)	Fixed rate (Cdn$1 = U.K. pound sterling)
12.1	15.0	124%	0.63

(1)	Exceeds 100 percent as swaps were not liquidated when a portion of the principal amount of term note was early repaid in 2017.
Foreign Exchange Contracts Associated with U.S. Dollar Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

PENGROWTH 2018 Financial Results	36

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
366.3	255.0	70%	0.75
In March 2017, U.S.$300 million of foreign exchange swap contracts settled in tandem with the U.S.$300 million prepayment of a portion of the U.S.$400 million senior unsecured notes due July 26, 2017. This resulted in a Cdn$2.8 million realized foreign exchange loss in the first quarter of 2017.
In October 2017, U.S.$365 million of foreign exchange swap contracts settled along with the U.S.$265 million prepayment of the term notes due August 21, 2018 and additional prepayments of the remaining outstanding U.S. term notes. This resulted in a Cdn$34.8 million realized foreign exchange loss in the fourth quarter of 2017.
Foreign Denominated Term Debt Sensitivity to Foreign Exchange Rate
The following table summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at December 31, 2018	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$3.7	$0.1
Unrealized foreign exchange risk management gain or loss	(2.6)	(0.1)
Net pre-tax impact on Consolidated Statements of Income (Loss)	$1.1	$—
Interest Rate Risk
Pengrowth is exposed to interest rate risk on any outstanding balances on the Canadian dollar revolving Credit Facility.
Interest Rate Sensitivity - Bank Interest Cost
As at December 31, 2018, Pengrowth had $714.6 million of current and non-current long term debt (December 31, 2017 - $610.5 million) of which $173.5 million was based on floating interest rates (December 31, 2017 - $109.0 million). An increase of 1 percent in interest rates would increase pre-tax interest expense by approximately $1.7 million for the year ended December 31, 2018 (December 31, 2017 - $1.1 million), assuming the amount was outstanding for the entire period.

PENGROWTH 2018 Financial Results	37

Summary of Gains and Losses on Risk Management Contracts
Pengrowth’s risk management contracts are recorded on the Consolidated Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract basis, netted by counterparty. Realized and unrealized gains and losses are included in the Consolidated Statements of Income (Loss).
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the year ended December 31, 2018	Commodity contracts (1)	Foreign exchange contracts (2)	Total
Current portion of risk management assets	$—	$3.5	$3.5
Non-current portion of risk management assets	—	4.5	4.5
Current portion of risk management liabilities	(4.2)	—	(4.2)
Risk management assets (liabilities), end of year	($4.2)	$8.0	$3.8
Less: Risk management assets (liabilities) at beginning of year	(39.8)	(16.9)	(56.7)
Unrealized gain (loss) on risk management contracts for the year	$35.6	$24.9	$60.5
Realized gain (loss) on risk management contracts for the year	(67.5)	—	(67.5)
Total unrealized and realized gain (loss) on risk management contracts for the year	($31.9)	$24.9	($7.0)

As at and for the year ended December 31, 2017	Commodity contracts (1)	Foreign exchange contracts (2)	Total
Non-current portion of risk management assets	$—	$1.9	$1.9
Current portion of risk management liabilities	(39.8)	(0.2)	(40.0)
Non-current portion of risk management liabilities	—	(18.6)	(18.6)
Risk management assets (liabilities), end of year	($39.8)	($16.9)	($56.7)
Less: Risk management assets (liabilities) at beginning of year	(54.0)	(2.7)	(56.7)
Unrealized gain (loss) on risk management contracts for the year	$14.2	($14.2)	$—
Realized gain (loss) on risk management contracts for the year	(19.8)	(37.6)	(57.4)
Total unrealized and realized gain (loss) on risk management contracts for the year	($5.6)	($51.8)	($57.4)

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Income (Loss).

(2)	Unrealized and realized gains and losses are included under Foreign exchange (gain) loss in the Consolidated Statements of Income (Loss). See Note 17.

PENGROWTH 2018 Financial Results	38

Fair Value
The fair value of cash and cash equivalents, accounts receivable, remediation trust fund, prepaid tax assessment, accounts payable and bank indebtedness approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term Credit Facility, as applicable, is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust fund is equal to its carrying amount as this asset is carried at its estimated fair value. The following tables provide fair value measurement information for other financial assets and liabilities.

			Fair value measurements using:
As at December 31, 2018	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust fund	$98.0	$98.0	$98.0	$—	$—
Fair value of risk management contracts	8.0	8.0	—	8.0	—

Financial Liabilities
U.S. dollar denominated term notes	499.5	533.2	—	533.2	—
Cdn dollar term notes	20.5	22.3	—	22.3	—
U.K. pound sterling denominated term notes	21.1	21.4	—	21.4	—
Fair value of risk management contracts	4.2	4.2	—	4.2	—

			Fair value measurements using:
As at December 31, 2017	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust fund	$111.6	$111.6	$111.6	$—	$—
Fair value of risk management contracts	1.9	1.9	—	1.9	—

Financial Liabilities
U.S. dollar denominated term notes	460.4	509.5	—	509.5	—
Cdn dollar term notes	20.5	22.8	—	22.8	—
U.K. pound sterling denominated term notes	20.6	21.7	—	21.7	—
Fair value of risk management contracts	58.6	58.6	—	58.6	—
Level 1 Fair Value Measurements
Financial assets and liabilities are recorded at fair value based on quoted prices in active markets.
Level 2 Fair Value Measurements
Risk management contracts - the fair value of the risk management contracts is based on commodity and foreign exchange curves that are readily available or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.
Derivative contracts are recorded at fair value on the Consolidated Balance Sheets as current or long-term assets or liabilities, based on their values on a contract by contract basis, netted by counterparty. The derivative contracts fair values are all considered level 2 under the fair value hierarchy.
The fair value of the term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

PENGROWTH 2018 Financial Results	39

CREDIT RISK
Credit risk is the risk of financial loss to Pengrowth if a counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of Pengrowth’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Uncertainty in the credit markets, should it exist, may restrict the ability of Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The carrying value of cash, accounts receivable, remediation trust fund, and risk management assets represents Pengrowth’s maximum credit exposure.
Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. In 2018, Pengrowth has 2 counterparties that individually account for more than 10 percent of annual revenue. All of the counterparties are large trading companies and subject to regular internal credit reviews.
The combined carrying amount of accounts receivable and fair value of derivative assets as at December 31, 2018 was $50.8 million (December 31, 2017 - $94.8 million), representing Pengrowth's maximum credit exposure. The Corporation’s credit provisions are represented by its loss allowance based on lifetime expected credit losses as at December 31, 2018 of $1.2 million (December 31, 2017 - $0.5 million). The amount of the loss allowance was determined based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The total amount of accounts receivables 90 days past due amounted to $5.9 million as at December 31, 2018 (December 31, 2017 - $17.5 million).
The accounts receivable is as follows:

	As at
	December 31, 2018	December 31, 2017
Trade	$42.8	$92.9

At December 31, 2018, $25.9 million of trade receivables was related to revenue and the remaining $16.9 million primarily comprise joint venture receivables and deferred proceeds from property dispositions.
LIQUIDITY RISK
Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a secured $330.0 million revolving, committed term Credit Facility with a maturity date of March 31, 2019. Use of the remaining credit capacity is still subject to complying with the financial covenant as discussed in Note 7. Pengrowth’s term notes and term Credit Facilities are secured and equally ranked.
Pengrowth engaged Perella Weinberg Partners LP and Tudor, Pickering, Holt & Co ("PWP/TPH") as advisers to assist in exploring financing alternatives. On March 5, 2019, the Board of Directors commenced a formal process with PWP/TPH to explore and develop strategic alternatives (the “Strategic Review”) with a view to strengthening the Corporation's balance sheet and maximizing enterprise value. The Strategic Review is intended to explore a comprehensive range of strategic and transaction alternatives, including a sale, merger or other business combination; a disposition of all or certain assets of the Corporation; recapitalization and refinancing opportunities; sourcing new financing and equity capital; and other alternatives to improve the Corporation's financial position and maximize value. In addition to Pengrowth’s long-life, low-decline assets, the Corporation also has potentially attractive tax attributes that complement its strong base operations. Pengrowth and its advisers expect to actively explore market interest in potential transactions and strategic initiatives with a range of interested parties and capital market participants. There can be no guarantees as to whether the Strategic Review will result in a transaction or the terms or timing of any resulting transaction. Various industry risk factors, including a prolonged or significant decrease in WTI or WCS pricing, could impact the outcome of the Strategic Review Process, Pengrowth’s cash flow, and its ability to address its upcoming debt maturities. Refer to Note 1 for further discussion.

PENGROWTH 2018 Financial Results	40

Pengrowth’s current and non-current financial liabilities are as follows:

As at December 31, 2018	Carrying amount	Contractual cash flows	Year 1	Year 2	Years 3-5	More than 5 years
Accounts payable	$72.7	$72.7	$72.7	$—	$—	$—
Commodity risk management contracts	4.2	4.2	4.2	—	—	—
Cdn dollar senior unsecured notes (1)	20.5	25.7	1.4	1.4	22.9	—
U.S. dollar denominated term notes (2)	499.5	619.5	70.7	152.5	169.0	227.3
U.K. pound sterling denominated term notes (2)	21.1	22.0	22.0	—	—	—
Cdn dollar term Credit Facility borrowings (1)	173.5	176.1	176.1	—	—	—
Finance leases	33.4	72.3	4.2	4.2	12.6	51.3
Other liabilities	1.7	1.7	0.1	0.1	—	1.5

(1)	Contractual cash flows include future interest payments.

(2)	Contractual cash flows include future interest payments and term notes calculated at December 31, 2018 period end exchange rate.

As at December 31, 2017	Carrying amount	Contractual cash flows	Year 1	Year 2	Years 3-5	More than 5 years
Accounts payable	$136.2	$136.2	$136.2	$—	$—	$—
Commodity risk management contracts	39.8	39.8	39.8	—	—	—
Cdn dollar senior unsecured notes (1)	20.5	27.1	1.4	1.4	24.3	—
U.S. dollar denominated term notes (2)	460.4	601.3	30.2	65.2	284.0	221.9
U.K. pound sterling denominated term notes (2)	20.6	22.6	1.1	21.5	—	—
Cdn dollar term Credit Facility borrowings (1)	109.0	117.6	6.9	110.7	—	—
Finance leases	34.2	76.8	4.4	4.2	12.6	55.6
Foreign exchange risk management contracts	18.8	20.8	0.2	4.3	16.3	—
Other liabilities	2.3	3.2	—	1.4	0.3	1.5

(1)	Contractual cash flows include future interest payments.

(2)	Contractual cash flows include future interest payments and term notes calculated at December 31, 2017 period end exchange rate.
FINANCIAL RISK MANAGEMENT CONTRACTS – GROSS AMOUNTS
Risk management contracts assets and liabilities are offset and the net amount presented in the Consolidated Balance Sheets when the Corporation has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
The following table sets out gross amounts relating to risk management contracts assets and liabilities that have been presented on a net basis on the Consolidated Balance Sheets:

	As at
Gross amounts	December 31, 2018	December 31, 2017
Risk management contracts
Current asset	$3.5	$—
Non-current asset	4.5	1.9
Current liability	(4.2)	(40.0)
Non-current liability	—	(18.6)
	$3.8	($56.7)

PENGROWTH 2018 Financial Results	41

17.	FOREIGN EXCHANGE (GAIN) LOSS

	Year ended December 31
	2018	2017
Currency exchange rate (Cdn$1 = U.S.$) at beginning of year	$0.80	$0.74
Currency exchange rate (Cdn$1 = U.S.$) at year end	$0.73	$0.80
Unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$39.8	($65.6)
Unrealized (gain) loss on foreign exchange risk management contracts	(24.9)	14.2
Net unrealized foreign exchange (gain) loss	$14.9	($51.4)

Net realized foreign exchange (gain) loss	($0.8)	$38.4

18.	COMMITMENTS

	2019	2020	2021	2022	2023	Thereafter	Total
Operating leases	1.5	1.5	1.5	1.8	1.8	2.1	10.2
Onerous leases	5.1	5.3	5.2	6.0	4.9	5.8	32.3
Pipeline transportation	27.0	33.8	35.1	35.2	35.5	152.4	319.0
Power infrastructure and other	13.6	0.2	0.2	0.2	0.2	3.9	18.3
	$47.2	$40.8	$42.0	$43.2	$42.4	$164.2	$379.8

19.	CONTINGENCIES
Pengrowth has been named as a defendant in various litigation matters. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time; however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.

20.	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Pengrowth’s Consolidated Statements of Income (Loss) are prepared primarily by the nature of expense, with the exception of employee compensation costs which are included in both operating and general and administrative expense line items.
The following table details the amount of total employee compensation costs (including share based compensation expense) included in the operating and general and administrative expense line items in the Consolidated Statements of Income (Loss).

	Year ended December 31
	2018	2017
Operating	$12.3	$30.1
General and administrative	20.0	35.5
Total employee compensation costs	$32.3	$65.6

PENGROWTH 2018 Financial Results	42

KEY MANAGEMENT PERSONNEL
Pengrowth has determined that the key management personnel of the Corporation are its officers and directors. In addition to the officers’ salaries and directors’ fees, the Corporation also provides other compensation to both groups including long term equity based incentives.
The following table provides information on compensation expense related to officers and directors. During 2018, Pengrowth had 7 non-executive directors and 7 officers (2017 - 6 non-executive directors and 7 officers). Pengrowth had 6 non-executive directors and 4 officers at the end of 2018.

Year ended December 31, 2018	Wages & benefits paid	Bonus and other compensation paid	Share based compensation expense	Severance paid	Total
Directors	$0.5	$—	$0.1	$—	$0.6
Officers	2.0	3.7	2.9	2.4	11.0
	$2.5	$3.7	$3.0	$2.4	$11.6

Year ended December 31, 2017	Wages & benefits paid	Bonus and other compensation paid	Share based compensation expense	Severance paid	Total
Directors	$0.6	$—	($0.6)	$—	$—
Officers	2.2	2.7	1.9	—	6.8
	$2.8	$2.7	$1.3	$—	$6.8

PENGROWTH 2018 Financial Results	43